UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Litman/Gregory’s
AdvisorIntelligence
Fund Report
[ DUE DILIGENCE UPDATE
Longleaf Partners (LLPFX)
Longleaf Partners Small Cap
(LLSCX)
Longleaf Partners International
(LLINX)
CATEGORIES: Larger-Cap Value, Smaller-Cap Value, and International Value
MANAGERS: Mason Hawkins, Staley Cates, and Andrew McDermott (LLINX)
We have recommended Longleaf Partners and Longleaf Partners Small Cap for many years. More recently, we completed our due diligence on Longleaf Partners International. Our initial Longleaf Partners due diligence on manager Mason Hawkins took place nearly 20 years ago, before we developed the formal due diligence report format we use today. While many subscribers may already be familiar with Longleaf’s approach, we thought it would be useful to provide a detailed due-diligence report to explain the firm’s investment process and the reasons that continue to underlie our high level of confidence in the managers.
Investment Philosophy
     Southeastern Asset Management, the advisor to the Longleaf funds, is a long-term, bottom-up value shop. Their typical investment horizon is three to five years, but they will own stocks for periods longer than that. The team doesn’t think of themselves as just purchasers of company stock; they consider themselves to be partners in a business and have an ownership mentality.
     The team evaluates companies on three primary characteristics: business, people, and price. Within the business component, the team is looking for companies with competitive advantages in their respective markets that have strong balance sheets, strong free cash flow, and an ability to sustain or grow that free cash flow. As for the people, Longleaf seeks skilled managers that have a substantial personal investment in their respective companies, track records of creating value for shareholders, and histories of making optimal capital-allocation decisions. On the valuation front, Longleaf requires at least a 40% discount to its estimate of a company’s appraisal value. By requiring such a discount, they believe they are reducing risk—which they define as a permanent loss of capital—by limiting downside exposure. However, they do not hesitate to buy companies that may experience short-term underperformance as long as the valuation remains compelling. (As manager Mason Hawkins has said over the years, “We have proven that we are not afraid to look stupid in the short term.”) A final, but critical, element of Longleaf’s philosophy is their belief in concentrating the portfolios in their very best ideas. By limiting the scope of companies they own, the team can dedicate the time required to gain a better insight than most other investors into companies, their economics, and their management teams.
Investment Team & Firm Background
     Southeastern Asset Management was founded in 1975 by several principals, including current CEO and fund manager, Mason Hawkins. It is an independent investment advisor that is 100% employee-owned. Staley Cates, co-manager with Mason Hawkins on all three funds, has been with the firm since 1986. Andrew McDermott, the third manager on the international fund, joined Southeastern in 1998.
     The investment team consists of nine portfolio managers/analysts (most of whom are also partners in the firm) and several research assistants. The analysts comprise a single, cohesive research team, although there are several analysts dedicated specifically to international stocks. Longleaf’s headquarters are in Memphis where six of the nine team members are based. Additionally, one of the dedicated international analysts is based in Tokyo while Andrew McDermott and another dedicated international analyst are based in London. As of 3/31/08, the team is running $21.1 billion in the large-cap strategy, $3.1 billion in the small-cap strategy, $4.7 billion in the international strategy, and $9.4 billion in global separate accounts for a

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total of $38.3 billion firm-wide.
Investment Process
Universe of Stocks/Idea Generation—Among the three funds, the team can invest in essentially any company across the market-cap spectrum, regardless of region. Longleaf Partners typically focuses on U.S. mid- and large-cap companies. Longleaf Partners Small Cap mainly purchases smaller-cap U.S. stocks, and Longleaf Partners International will hold a majority of foreign stocks. However, all of the funds have the flexibility to buy stocks across countries and market caps.
     The analysts are generalists, so they can research companies in any industry. Because the funds are so concentrated and turnover is very low, not too many new stock ideas are actually needed in any given year. However, the analysts are constantly looking for new or better stocks for the portfolios and these ideas come from a number of places. In addition to reading as much as possible (newspapers, new-low lists, trade journals, etc.), the analysts often come across new ideas in the course of researching other companies and talking to competitors and suppliers. Also, the team maintains watch lists, which are typically comprised of companies that they know are good businesses with capable management teams, but that may not have been valued attractively enough in the past.
Valuation—Valuation is a critical part of Longleaf’s investment approach. Even if the other elements (good business and good people) line up, the team will not buy a stock unless it trades at 40% or more below their estimate of the firm’s appraisal value. Generally, the team relies on a discounted cash flow (DCF) model to determine a company’s fair value. Usually they model out eight years and use a discount rate of 9% for U.S. companies. (That discount rate is inflation-adjusted for international companies.) In addition to the DCF model, the analysts rely on comparable market transactions (mergers and acquisitions) to account for any recent corporate actions that may provide pricing information. The team also considers a company’s liquidation value— or the economic value of a company’s assets and liabilities.
Evaluation of Management—Evaluating the quality of a company’s managers is a critical part of Longleaf’s approach. Their idea of a high-quality manager is someone who is shareholder oriented, a capable operator, and a skilled capital allocator. (For more detail about how Longleaf assesses a manager’s capital allocation skills, please see our November 2007 fund update.) Also, the proper incentives need to be in place, which includes management having a substantial portion of their net worth tied to the financial performance of the business.
Fundamental Analysis—The Longleaf team thinks of risk, generally speaking, as the permanent loss of capital. At a more detailed level, they have identified four major risks they face as investors: financial risk, business risk, “pricing power” risk, and regulatory risk. According to Longleaf, good businesses will have several characteristics that offset these specific risks.
     The team seeks to hedge financial risk by partnering with companies in sound financial condition that have strong balance sheets. Importantly, a company should be able to consistently generate and grow free-cash-flow from operations after accounting for capital expenditures and working capital needs. They believe that these elements of strength will provide a cushion for the company in bad times and allow it to take advantage of opportunities when they are available.
     To mitigate business risk—or the risk that the firm’s operations will not be successful—the team first has to understand the business and its economics. They look for companies with a market-share advantage, a dominant brand, a better cost structure, or anything else that will promote the stability and growth of the firm’s profits.
     The team attempts to offset pricing-power risk by looking for companies with purchasing power and the ability to pass increased costs to the consumer, rather than subsidize increased costs through lower margins.
     Finally, the team attempts to avoid regulatory risk by staying away from companies that are subject to agency regulation that could drastically impact a company’s or industry’s profitability (like tobacco companies, for example).
     In evaluating these issues, the analysts rely on their own analysis of a company’s historical financial statements and, if they get far enough into the research process with a particular stock, extensive conversations with company management. At the outset, analysts usually take a first rough cut at valuation to determine if the company is close enough to being attractively priced to justify more work on the stock. That valuation work is generally then shared with the rest of the team to determine whether or not further research should be pursued.

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If the idea makes it past the group, the analyst (usually in conjunction with one or more other team members) will start talking to and meeting with management to assess the managers’ operation and capital allocation skills. In addition to talking to the CEO and CFO of a company, the analysts often talk to competitors, suppliers, and customers to better understand the durability of a business or competitive advantage and to understand the key issues for a particular firm. In addition to addressing some of the important qualitative issues, these conversations can give the analyst better insight into the business, leading to a more precise appraisal of the firm’s value.
Decision Making
     While each of the three funds has dedicated “portfolio managers,” portfolio decisions for all of the funds are really made at the team level. When a new stock is ready to be fully vetted, it is presented to the entire research team, including both domestic and international analysts. Usually this takes place during the team’s weekly meeting (or teleconference for those people who are not based in Memphis or who are travelling). By the time an idea is being fully vetted by the entire team, it has usually been kicked around informally by several analysts. Emails about potential ideas get routed to everybody—e.g., U.S. small-cap ideas are sent to the domestic and international analysts—so everyone has a chance to give feedback on a particular stock, no matter which portfolio it may end up in. The analysts believe this is useful to solicit feedback from all team members because they can never know how much overlap there is; given different professional backgrounds and exposures to various industries, other team members often have useful insights into companies they may not be the lead analyst on.
     While analysts are certainly involved in the decision-making process, Cates tells us that there is a fine line between full vetting and decision making by committee and that the team is “properly paranoid about becoming a committee.” Each team member is encouraged to speak up if they have opinions one way or the other on a particular company. While the analysts’ incentives are properly structured to encourage this, Cates also recognizes the possibility that some team members may not be as vocal as they otherwise would be, especially when stocks are being presented by more tenured members of the team. To prevent this from becoming a problem, Cates tells us that he has assigned a devil’s advocate on a few stocks. Given the positive result, he says it is possible they may do this more consistently going forward.
     The decision to invest in a stock can be relatively straightforward, given the team’s clearly defined requirements. If a company has most of the hallmarks of a good business (described above), is run by skilled managers, and is selling at a 40% or greater discount to the team’s estimate of appraisal value, it is an attractive purchase candidate for one or more portfolios. As for selling, the team generally sells stocks for any of four reasons. First, a company may reach its appraisal value. Second, even if a stock hasn’t fully reached their appraisal estimate they may sell it if there is another substantially cheaper stock they would like to buy. Third, they will sell a stock if they believe the company’s earnings power has substantially deteriorated. Fourth, they will sell a stock if they lose confidence in management and they believe they could not force a replacement of management or if the cost of doing so would be prohibitive.
Portfolio Construction
     All three portfolios have several factors in common. No fund may have more than 25% of its assets concentrated in stocks of a particular industry. The funds (individually or in combination with other accounts) may own up to 15% or more of a particular stock’s outstanding shares. If investments meeting any of the fund’s criteria are not available, the funds can invest in U.S. government obligations or other money market instruments. Cash will not usually account for more than 15% of any fund’s assets, although there is no formal constraint on the maximum cash position any fund may have. Additionally, all funds can invest up to 15% of net assets in investment-grade or high-yield corporate and government bonds. By prospectus, the funds can purchase preferred stock, debt, and warrants, as well as puts, calls, options, and futures in addition to common stock, and they may also engage in short sales. That said, while the funds do have the flexibility to invest in this wide range of vehicles, their typical investments are common stocks.
     When companies qualify to be purchased, small-cap stocks are allocated to the small-cap fund, foreign companies are allocated first to the international fund, and mid- and large-caps stocks are allocated first to Longleaf Partners. However, there is often overlap in names and a particular stock may be owned in more than one fund. (For example, as of 3/31/08, the top holding in both Longleaf Partners and Longleaf Partners International was Dell.) By

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prospectus, “If the fund most closely aligned with a security is fully invested or otherwise unable to buy a position, another fund might purchase that security.”
     Below are the specific constraints and details for each fund.
Longleaf Partners—This fund invests mostly in mid- and large-cap companies (which are defined as any company that doesn’t fall under their definition of small cap). This fund may also invest up to 30% of assets in foreign securities and up to 15% in nonregistered or illiquid securities. The currency exposure resulting from investments in foreign companies is generally hedged. The fund was launched on 4/8/87 and is currently open, but has been closed at times in the past when net inflows or cash in the fund exceeded the availability of qualifying investments.
Longleaf Partners Small Cap—This fund primarily invests in small-cap companies. Longleaf defines small cap as any company with a market cap that falls in the range of companies in the Russell 2000 Index, S&P Small Cap 600 Index, or Dow Jones Wilshire U.S. Small Cap Index. (As of 3/31/08 the high end of the range was $8.6 billion.) The fund can invest up to 30% of assets in foreign stocks and up to 15% in non-registered or illiquid securities. This fund was launched on 2/21/89 (although Cates and Hawkins assumed management responsibility in 1991) and was subsequently closed on 7/31/97.
Longleaf Partners International—This fund invests at least 65% (and can go up to 100%) of total assets in the equity securities of companies domiciled or operating outside the U.S. While there is no limit on the percentage of assets that can be invested in a particular region or country, most of the fund’s exposure will likely be to developed markets. The fund can invest across the market-cap spectrum and most of the portfolio’s currency exposure is hedged. This fund was launched on 10/26/98.
Performance and Risk Analysis
     Although the Longleaf team focuses on absolute performance (their internal benchmark is inflation plus 10%), investors who track relative performance should remember that Longleaf’s concentration and contrarian approach will cause the funds to perform very differently than their respective broad market benchmarks. Even over longer time periods the funds may be very out of sync with the benchmarks, and this has in fact happened several times with their funds in the past. However, we remain confident that all of the funds will outperform over the long term.
Longleaf Partners— The manager’s track record for the large-cap product goes back to July 1980. (Prior to the fund’s 1987 inception we use Hawkins’ separate account record.) Through 3/31/08, Longleaf Partners has outperformed the Russell 1000 Value iShares 14.9% versus 13% annualized since inception. (Prior to the inception of the Russell 1000 Value iShares, we use the record of the underlying index adjusted for expenses.) Over rolling three-year periods, the fund has never had a negative return (its worst three-year return was 1.7% versus -7% for the index) and has beaten the benchmark 60% of the time. Over rolling five-year periods, the record is even better as the fund has beaten the benchmark in almost 80% of the periods and the worst annualized five-year return for the fund was 4.4% versus -2.2% for the benchmark.
Longleaf Partners Small Cap—We begin the track record for the small-cap product in April 1991, when Cates and Hawkins took over management of the portfolio. Through 3/31/08, the small-cap fund has outperformed the Russell 2000 Value iShares 12.7% versus 12.5% annualized. (Prior to the inception of the Russell 2000 Value iShares, we use the record of the underlying index adjusted for expenses.) This may seem like a slim margin of outperformance; however, this particular benchmark has been a tough one to beat. Through 2007, this fund has ranked in the top decile of small-cap value funds over most long-term trailing time periods. Over rolling three-year periods, the fund has never had a negative return and has beaten the benchmark 55% of the time. Over rolling five-year periods, the fund has beaten the benchmark in almost 65% of the periods and the worst annualized five-year return for the fund was 2.6% versus -0.2% for the benchmark.
Longleaf Partners International—The international fund’s track record begins with the fund’s inception in November 1998. Because of the fund’s exposure to predominantly non-U.S. companies, we compare its performance to the MSCI All Country World ex US Value index. (We account for the fund’s currency hedging by using a local currency version of this index.) Through 3/31/08, the fund has outperformed the MSCI All Country World ex U.S. Value benchmark 13.3% versus 8.3% annualized. Over rolling three-year periods, the fund has beaten the benchmark in about 56% of the periods and the fund has never had a negative return versus the benchmark, which has had negative three-year

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periods a third of the time.
Litman/Gregory Opinion
     We continue to have a very high opinion of Longleaf. The depth of their research and analytical skill is outstanding and clearly among the best of the firms we know, and their well-executed and highly disciplined approach has proven successful over the very long term. The team puts a great deal of thought into its decisions, and few actions are taken without significant deliberation. The Partners and Small-Cap funds’ very reasonable expense ratios are also a plus. The International fund’s expense ratio (at 1.57%) is slightly above our threshold of 1.5% for international funds, but we expect that the expense ratio will fall within our range as assets grow, based on the fee schedule Southeastern has established.
     Southeastern has been building up its analyst team over the last few years. In May 2008, we spent a day in the firm’s Memphis office to assess the quality of the analyst team (including both domestic and international analysts) and better understand how they interact with each other and with Hawkins and Cates.
     Based on our conversations with the analysts, it is clear to us that they are senior-level and have a significant amount of responsibility, as evidenced by the fact that most have a partnership stake in the firm. Their knowledge of individual stocks was very strong— on par with what we have come to expect from even the more-tenured members of this group. The team is a cohesive unit; analysts communicate frequently with each other and with the portfolio managers. We were also encouraged by the level of cooperation and collaboration among team members. There were examples of analysts seeking the help or expertise of others on the team in analyzing various stocks; we did not sense any ego or competition among them. (This is a potential concern with any group of smart, capable people.)
     While the people we met were impressive, we also believe the collaborative team environment is fostered by the incentive system Cates and Hawkins have established. All Southeastern employees are required to limit equity investments to Southeastern’s products. This gives analysts strong incentive to act in shareholders’ collective interest, since they are among the largest shareholders themselves. The emphasis is not on individual accomplishment, but on making the best decisions for the shareholders. This requires setting aside ego, being intellectually honest, and seeking input from other team members when necessary.
     The growth in the investment team seems to have been well thought-out and managed. The various team members have unique backgrounds and bring different perspectives to complement the rest of the group. It appears there are minimal distractions from their research responsibilities. Therefore, we believe this larger team should ultimately benefit shareholders as the analysts’ diverse backgrounds and areas of relative expertise will likely result in better insights and more potential ideas for the portfolios at a given time.
     We have noted in the past that Southeastern’s large asset base is a potential negative, specifically for Longleaf Partners and Small Cap. We believe the firm strives to act in its shareholders’ best interests (the employees and affiliates of the firm are the largest shareholders of the funds), and we have no doubts about their integrity, but at close to $40 billion in assets firm-wide, there have been times when this large asset base worked against them. We have discussed this subject with them many times over the years. Mitigating some of the associated problems, Longleaf has closed both the Partners and Small-Cap funds. (In early 2008, however, Longleaf Partners temporarily reopened because the team was finding numerous investment opportunities.)
     An upside to this large asset base is that Southeastern is able to engage in various forms of shareholder activism if something goes awry with one of the funds’ investments, effectively giving them more control over their own destiny than would otherwise be the case. We have discussed several examples of this with them in recent years, and while they clearly prefer to invest in businesses with strong management teams, as mentioned above, where activism is not needed, they have made mistakes, and having the skill and clout to engage in shareholder activism represents a competitive advantage in such instances. With international companies, however, we believe it is reasonable to expect their ability to engage in shareholder activism will be somewhat diminished, because investors in non-U.S. companies are subject to varying degrees of shareholder recourse and because we believe Longleaf’s clout internationally is smaller than in the U.S.
     For long-term investors who can withstand the volatile nature of concentrated investing, we rate all three Longleaf funds as Highly Recommended in their respective categories—Larger-Cap Value for Longleaf Partners, Smaller-Cap Value for Longleaf Partners Small Cap, and International Value for Longleaf Partners International.
—Melissa Wedel and Josh Weiss, CFA

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This material should be preceded or accompanied by a Prospectus. Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended June 30, 2008 are as follows: Longleaf Partners Fund, -17.30%, 7.57%, and 7.21%; S&P 500 Index, -13.12%, 7.58% and 2.88%; Longleaf Partners Small-Cap Fund, -17.77%, 11.14%, and 9.18%; Russell 2000 Index, -16.19%, 10.29% and 5.53%; Longleaf Partners International Fund, -12.64%, 12.43%, and 12.99% (since inception 10/26/98); EAFE Index, -10.61%, 16.67% and 6.64% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. This reprint has been modified slightly from the original article.

Reprinted with permission from AdvisorIntelligence, July 2008
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